Exhibit 99.1

SIMPPLE Ltd. Announces Distribution Partnership with Elite VDP as part of its geographical expansion into Vietnam

SINGAPORE – December 3, 2024 – SIMPPLE Ltd (Nasdaq: SPPL) (“SIMPPLE” or “the Company”), a leading technology provider and innovator in the integrated facilities management sector, today announced that its Singapore subsidiary had signed a partnership agreement with Vietnam-based Elite VDP Co., Ltd. to distribute SIMPPLE Ecosystem across Vietnam.

As part of this initial agreement, the partnership is expected to generate at least $100,000 in sales revenue. Vietnam is a new market SIMPPLE is expanding into, and the Company believes this emerging market presents an immense growth potential over the next few years.

Elite VDP, a leading provider of hygiene and sanitization based out of Ho Chi Minh City, has operated in Vietnam for over 30 years. The company brings best-in-class innovative solutions to provide end clients in sectors including commercial retail and offices, hospitality, food and beverages, and industrial factories in Vietnam.

Elite VDP chief executive Andrew Lim shared that “we recognise merits of onboarding components of the SIMPPLE Ecosystem in our A.I. solution offerings. A.I.-based Automation is the next wave that will change the Vietnam landscape. This partnership with SIMPPLE gives us greater certainty that A.I. autonomous operations is the way forward and SIMPPLE can support the market with it.”

“As part of our earlier announcement into Thailand, we see immense market potential for Vietnam. We celebrate this partnership with Elite VDP and are proud to share our expansion strategy into Vietnam,” said SIMPPLE chief executive Norman Schroeder. “Elite VDP brings together client-focused solutions to the end users in Vietnam, which is a testament to the range and quality of SIMPPLE offerings. We believe, with Elite VDP’s three existing offices across Vietnam, we can accelerate progress across the market.”

According to a research report from TechSci Research, the Vietnam Autonomous Work Process market was valued at $420 million in 2023 and is projected to grow at a CAGR of 4.5% through 2029. This growth, said the study, is expected to be driven by rapid industrialisation, increased adoption of automation technologies, and favourable government policies promoting Industry 4.0.

“The possibilities for SIMPPLE in Vietnam are endless and this is just the beginning,” concluded Mr. Schroeder. “We look forward to announcing further progress for this region in the future.”

About SIMPPLE LTD.

Headquartered in Singapore, SIMPPLE LTD. is an advanced technology solution provider in the emerging PropTech space, focused on helping facilities owners and managers manage facilities autonomously. Founded in 2016, the Company has a strong foothold in the Singapore facilities management market, serving over 60 clients in both the public and private sectors and extending out of Singapore into Australia and the Middle East. The Company has developed its proprietary SIMPPLE Ecosystem, to create an automated workforce management tool for building maintenance, surveillance and cleaning comprised of a mix of software and hardware solutions such as robotics (both cleaning and security) and Internet-of-Things (“IoT”) devices.

For more information on SIMPPLE, please visit: https://www.simpple.ai/

About Elite VDP Co., Ltd.

With over 30 years of establishment and development in the Vietnam market, Elite Van Dai Phat (VDP) is the leading provider of cleaning and hygiene solutions from prestigious partners in this field worldwide. Today, Elite VDP is a leading partner of many reputable brands with advanced and creative solutions such as NCL (USA), 3M (USA), IPC (Italy), SIMPPLE (Singapore) and many more.

For more information on Elite VDP, please visit: https://elite-vdp.com/vi/

Safe Harbour Statement

This press release contains forward-looking statements. In addition, from time to time, we or our representatives may make forward-looking statements orally or in writing. We base these forward-looking statements on our expectations and projections about future events, which we derive from the information currently available to us. Such forward-looking statements relate to future events or our future performance, including: our financial performance and projections; our growth in revenue and earnings; and our business prospects and opportunities. You can identify forward-looking statements by those that are not historical in nature, particularly those that use terminology such as “may,” “should,” “expects,” “anticipates,” “contemplates,” “estimates,” “believes,” “plans,” “projected,” “predicts,” “potential,” or “hopes” or the negative of these or similar terms. In evaluating these forward-looking statements, you should consider various factors, including: our ability to change the direction of the Company; our ability to keep pace with new technology and changing market needs; and the competitive environment of our business. These and other factors may cause our actual results to differ materially from any forward-looking statement.

Forward-looking statements are only predictions. The forward-looking events discussed in this press release and other statements made from time to time by us or our representatives, may not occur, and actual events and results may differ materially and are subject to risks, uncertainties, and assumptions about us. We are not obligated to publicly update or revise any forward-looking statement, whether as a result of uncertainties and assumptions, the forward-looking events discussed in this press release and other statements made from time to time by us or our representatives might not occur.

For investor and media inquiries, please contact:

SIMPPLE LTD.

Investor Relations Department

Email: ir@simpple.ai

Skyline Corporate Communications Group, LLC

Scott Powell, President

1177 Avenue of the Americas, 5th Floor

New York, NY 10036

Tel: (646) 893-5835

Email: info@skylineccg.com